

July 18, 2012

Via E-mail
Mr. Kenneth Stead
Chief Executive Officer
Kat Gold Holdings Corp.
1149 Topsail Rd.
Mount Pearl, Newfoundland
A1N 5G2, Canada

     Re: **Kat Gold Holdings, Corp.**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed July 10, 2012
              File No. 333-180734

Dear Mr. Stead:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the revisions made in response to comment 2 from our letter dated April 27, 2012. Please further update the disclosures within the MD&A, Business and Risk Factors sections to reflect the Global Gold acquisition. For example, we note that MD&A currently addresses capital requirements related to the Handcamp property, but does not address the capital needs of and allocations you plan to make to the November properties and the Global Gold properties. Make clear how you plan to prioritize exploration of the various properties as well as the constraints your current lack of funds

places on your ability to explore multiple sites. As another example, the Business section should describe the salient characteristics of the Global Gold properties. Finally, revise or remove inconsistent statements including "[w]e have no current agreements and/or understandings to effect any acquisition, nor do we have the resources to complete such additional acquisitions" (page 11 and a similar statement on page 39), "we issued 296,000,000 shares of our common stock in connection with acquisitions" (page 18) and "[a]s of March 31, 2012, our only material capital commitment was the continued funding of the Handcamp gold property" (page 40).

Reasons for the Spin-Off, page 7

2. Please supplement the revisions made in response to our letter dated April 27, 2012 with the following information from your response:

    - KATX and you believe that increasing your shareholder based is critical to your ability to raise the financing necessary to effectuate your business plan.

    - KATX chose to delay the spin-off because it determined that there would be little to no immediate benefit to engaging in the spin-off until the assets it sold to you in the fourth quarter of 2011 had been completed.

    - KATX and you believe that the fact that the shares of KATX are traded on the Pink Sheets has adversely affected the reputation of KATX because of the negative perception of that market. In addition, KATX believes that the delay in conducting the spin-off and the relatively high number of shares traded in the market has harmed its reputation, but that this perception is not applicable to you.

Directors And Executive Officers, Promoters And Control Persons, page 31

3. Update this section to reflect the obligation under the Global Gold purchase agreement for the current directors to vote for each other as directors. Refer to Item 401(a) of Regulation S-K.

Security Ownership Of Certain Beneficial Owners And Management, page 35

4. Revise the beneficial ownership table to provide separate columns for the common shares and preferred shares held by the named parties, the percentage of each class held as well as a column reflecting overall voting interest. Refer to Regulation S-K Item 403.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 37

5. Restore the removed Results of Operations discussion. Refer to Regulation S-K Item 303(a)(3) and Question 110.01 of Regulation S-K's Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Item 16. Exhibits, page II-2

6. In accordance with comment 2 from our letter dated April 27, 2012, file the material agreements from the Form 8-K filed April 24, 2012, including the Securities Purchase Agreement, the Escrow Agreement and each of the Employment Agreements. Please also note that we will need sufficient time to review counsel's legal opinion (Exhibit 5.1) before the registration statement may go effective.

Signatures, page II-4

7. Per prior comment 4 from our letter dated April 27, 2012, your registration statement must be signed by your controller or principal accounting officer. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Henry Nisser, Esq.
        Sichenzia Ross Friedman Ference LLP